			Exhibit 12

	TAUBMAN CENTERS, INC.

	Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	(in thousands, except ratios)

		Nine Months Ended September 30, 2018
		2018	2017

	Income before income tax expense, equity in income of Unconsolidated Joint Ventures, and gain on disposition, net of tax	$51,340	$27,949

	Add back:
	Fixed charges	117,360	96,353
	Amortization of previously capitalized interest	2,398	2,243
	Distributed income of Unconsolidated Joint Ventures (1)	47,226	50,877

	Deduct:
	Capitalized interest	(12,266)	(9,552)

	Earnings available for fixed charges and preferred dividends	$206,058	$167,870

	Fixed charges:
	Interest expense	$97,242	$80,074
	Capitalized interest	12,266	9,552
	Interest portion of rent expense	7,852	6,727

	Total fixed charges	$117,360	$96,353

	Preferred dividends	17,353	17,353

	Total fixed charges and preferred dividends	$134,713	$113,706

	Ratio of earnings to fixed charges and preferred dividends	1.5	1.5

(1)
In 2018, the Company adopted ASU No. 2016-15, "Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments", which changed the presentation of certain cash receipts and payments, including the classification of distributions received from equity method investees, on the Consolidated Statement of Cash Flows. In connection with the adoption of this ASU, the Company re-evaluated its current methodology and retrospectively changed the classification of Distributed Income of Unconsolidated Joint Ventures for the nine months ended September 30, 2017 to re-classify prior year balances to correspond with current year classifications.